Unprotected Tenancy Agreement

Made and entered into on January 24, 2006

Between:

Telrad Networks Ltd. PCN 510852643 Of 14 Ha-Melacha Street, Afeq Park, Rosh Ha’Ayin (hereinafter referred to as: the “Landlord”)

of the first part

and between:

NUR Macroprinters Ltd. PLC 52-003986-8 Of 12 Abba Hillel Silver Street, Lod (hereinafter referred to as: the “Tenant”)

of the second part

Whereas,	The Landlord owns the rights of title and occupation in the Leased Premises (as defined below).

And Whereas,	The Tenant is interested in renting the said premises on an unprotected tenancy subject to and in accordance with the provisions of this Agreement.

And Whereas,	The parties wish to define, to regulate and to formalize in writing their rights and obligations in connection with the Premises and the unprotected tenancy arrangement, all as hereinbefore and hereinafter detailed in this Agreement.

Wherefore, it is hereby agreed, conditioned and warranted between the parties as follows:

1.	The aforementioned preamble constitutes an integral part of this Agreement.

2.	Construction

2.1.	The following expressions shall bear the interpretation alongside them, save where expressly determined otherwise under this Agreement:

"Telrad Campus"	that enclosed area of land known as Parcel 257 in Block 4024, which is situated at 1 Bat Sheva Street, Lod, on which a number of buildings are erected in the Lod Industrial Zone according to the plan attached herewith as Exhibit A of this Agreement and which are designated, according to the Town Planning Scheme, inter alia, as Lamed-Lamed Dalet 6/2(A), Lamed Dalet 1012, all in accordance with the said Scheme.

"Leased Premises" or "Premises"	An area of c. 3,390 m(2)in Building 1, comprising the first floor and the basement area, marked on Exhibit B which is attached to this Agreement, together with the Public Areas.

"Public Areas"	All those areas outside the area of the Building which are intended to serve the public and those entering the Building, including roads, access routes, sidewalks, gardens, sign posts, passageways etc.

"Dollar Exchange Rate"	The representative rate of exchange of the US dollar as published by the Bank of Israel which is known on the date of issuing the invoice.

2.2.	The parties agree that any change to this Agreement by the parties with regard to the description of the Premises, the Lease Period, the rental amount and the manner of its payment, or on any other matter, shall only be executed and shall only be valid if made in writing and signed by all of the parties to this Agreement.

2.3.	The headings of the clauses to this Agreement do not form part of the Agreement per se and shall not be relied upon for the purpose of its construction.

2.4.	The appendices to this Agreement constitute an integral part thereof.

2.5.	The provisions of this Agreement exhaust absolutely all of the agreements between the parties and no regard shall be taken in respect of any negotiations which preceded its execution or which existed at the time of its execution, and of any warranties, representations, undertakings or agreements which preceded or which formed a precondition of entering into this Agreement, all of which shall be deemed null and void herewith.

Oral warranties and notices by the directors, officers and employees of either party are non-binding, and the parties shall be bound only by a document which has been duly executed by its authorized signatories.

3.	The Lease and its Duration

3.1.	The Landlord hereby leases to the Tenant and the Tenant hereby rents from the Landlord the Premises for a period of 60 months commencing May 7, 2006 (hereinafter: the “Completion Date”) and terminating on April 30, 2011 (hereinafter: the “Initial Lease Period”). The Tenant shall have the right to extend the lease for an additional period of 60 months, after giving a minimum of 3-month advance written notification before the termination of the Initial Lease Period (hereinafter: the “AdditionalLease Period”).

The Initial Lease Period and the Additional Lease Period (or part thereof, as applicable) shall be referred in this Agreement as the “Lease Period” and all of the provisions of this Agreement (in the event that the Additional Lease Period is desired by the Tenant) shall apply to them.

3.2.	The parties agree that the Tenant has the right to adapt the Premises to its own needs even before the start of the Lease Period commencing from February 15, 2006, pursuant to the provisions of Section 7 below. The Tenant declares and agrees that the granting of permission to perform the adaptation works on the Premises shall not have the effect of transferring the title to the Premises and that until the commencement of the Lease Period it shall perform all of the said adaptation works solely as a licensee.

3.3.	The parties agree that the Tenant shall be entitled to break the Initial Lease Period after giving three (3)-month advance notification, provided that the date of vacating the Premises shall be no earlier than thirty (30) months from the Completion Date.

4.	The Parties’ Warranties

4.1.	The Landlord hereby declares and affirms that it is the owner of the title to the property, that it is entitled to lease the Premises to the Tenant according to the provisions of this Agreement, and that there is no legal, contractual or any other impediment to its entering into this Agreement with the Tenant and/or to the performance of its obligations thereunder.

4.2.	The Tenant affirms that it has visited the Premises, seen them and the surrounding area, is aware and cognizant of all of the plans and all of the details which relate to the Premises, which may influence its entering into this Agreement, and has found everything to be suitable in all respects for its purposes, subject only to the delivery of the Premises into its possession, pursuant to the provisions of this Agreement, and it waives any claim of incompatibility and any other claim in respect of the Premises, the ability to use them and to enter into this Agreement, save for claims in respect of latent defects.

5.	Object of Tenancy

The Tenant undertakes not to use the Premises for any purpose and by any means save for the object of the rental, viz. offices and industry.

The provisions of this Section constitute a fundamental condition of this Agreement and their infringement shall constitute a fundamental breach of the Agreement.

6.	Rent and Additional Payments

6.1.	Rental Amount

The Tenant undertakes to pay the Landlord the rental amount in the installments, at the times and in the manner detailed below:

6.1.1.	The monthly rental during the Initial Lease Period shall be the New Shekel equivalent of the sum of $31,000 (thirty-one thousand US dollars), in accordance with the Dollar Exchange Rate known on the date of issuing the invoice, together with duly payable VAT. The rent (save in respect of the first lease year) shall be paid by the Tenant to the Landlord in advance at quarterly intervals on the fifth day of the month of each calendar quarter (January 5, April 5, July 5 and October 5) against receipt of a tax invoice according to law which shall be submitted on the 20th of each month prior to the commencement of the new quarter for the aforesaid payment, via direct transfer to the Landlord’s bank account in accordance with the bank account details which shall be detailed in the tax invoice.

6.1.2.	Notwithstanding the foregoing, it is hereby clarified and agreed that the rent for the Initial Lease Period in a total sum of $372,000 shall be paid during the course of 2006 in three equal installments, each of $124,000 (one hundred twenty-four thousand dollars) which shall be paid at the times listed below: the first payment within one week of the date of signing this Agreement, the second payment in the first week of April 2006, and the third and final payment in the first week of July 2006.

6.1.3.	It is agreed between the parties that the Tenant shall pay municipal taxes in respect of the leased area as detailed in Exhibit B for a period of two and a half months, in the course of which the adaptation works shall be carried out, according to the work and industry tariff in Area A in Lod. The municipal tax payment shall be made by February 15, 2006.

6.1.4.	In the event that after 30 months from the beginning of the Initial Lease Period the Tenant commits to the Landlord that it will not bring the lease to an end prior to the termination of the Initial Lease Period, the following provisions shall apply:

A.	The monthly rental sums during the remaining 30 months of the Initial Lease Period shall stand, notwithstanding the terms of Section 6.1.1 above, at the New Shekel equivalent of the sum of $30,500 (thirty thousand five hundred US dollars) in accordance with the Dollar Exchange Rate known on the date of issuing the invoice, together with duly payable VAT.

B.	The Landlord shall credit the Tenant with the sum of $500 (five hundred dollars) per month retroactively from the date of the commencement of the lease, i.e. a total of $15,500 (fifteen thousand five hundred dollars). The Tenant will be entitled to deduct the amount credited from the two final rental payments of the Initial Lease Period.

6.1.5.	In the event that the Tenant decides to continue the lease as stated in Section 6.1.4 above, and if the Tenant shall transfer its executive offices to the Telrad Campus for a minimum period of 30 months, and hire an additional area on the Campus of at least 2,000 m² during the Initial Lease Period, the following provisions shall apply:

A.	The monthly rental for the remaining 30 months of the Initial Lease Period shall amount, notwithstanding the provisions of Section 6.1 above, to the New Shekel equivalent of the sum of $30,000 (thirty thousand US dollars) in accordance with the Dollar Exchange Rate known on the date of issuing the invoice, together with duly payable VAT.

B.	The Landlord shall credit the Tenant with an additional five hundred dollars ($500) per month, retroactively from the date of the Tenant’s entry into the additional premises and until the commencement of the Lease Period, but no more than the sum of fifteen thousand five hundred US dollars ($15,500). The Tenant shall be entitled to deduct the credit amount from the initial rental payments for the additional premises.

6.1.6.	The Landlord shall be entitled to increase the rental amount during the Additional Lease Period at a rate which shall not exceed by 5% the rental sums that are paid in practice by the Tenant at the end of the Initial Lease Period.

6.1.7.	The rental amounts include:

—	Use of the area containing the Premises.

—	50 parking spaces according to the plan attached herewith as Exhibit B.

—	Construction of coverings, partitioning walls between the lots of the Landlord and the Tenant, and entrance doors, all as shown on the plan contained in Exhibit D-2.

—	Payment of municipal property taxes.

—	Management and service charges.

For the avoidance of doubt, it is hereby clarified and agreed that the rental sums do not include any payment on account of electricity and telephone charges, which shall be paid in accordance with the Tenant’s usage, as well as the payment of any taxes and/or fees and/or any other dues which apply to the Tenant by force of law.

All payments in respect of electricity shall be paid to the Landlord within 10 days of the date on which the receipt is received by the Landlord. The formula for calculating electricity consumption by the Tenant is attached herewith as Exhibit C of this Agreement.

6.1.8.	Additional parking spaces on the Campus beyond 50 spaces shall be at a monthly cost of $40 + VAT per parking space.

6.1.9.	Municipal property taxes shall be paid commencing from February 15, 2005, in accordance with the provisions of Exhibit C.

6.1.10.	The Landlord shall bear any land tax and any other tax that derives from the ownership of the Premises.

6.2.	Failure to Meet Payments

6.2.1.	In the event that the Tenant fails to discharge any of the Tenant’s payments that it is obligated to make under this Agreement, immediately upon the demand of the competent authority or of the Landlord, then without derogating from this obligation the Landlord shall be entitled, after giving written notification to the Tenant ten business days in advance, to discharge these accounts at the Tenant’s expense and the Tenant shall be obligated to reimburse the Landlord for the full amounts paid out by it to cover any of the Tenant’s payments as stated within 7 days of the Landlord’s first demand for such reimbursement.

6.2.2.	For the avoidance of doubt, it is hereby clarified that the obligation to pay the rental amounts and all other sums which are owed to the Landlord by the Tenant, rests absolutely on the Tenant from the beginning of the Lease Period and until the vacation of the Premises or the termination of the Lease Period – whichever is the later – and the failure of the Landlord to issue a rental account shall not derogate from this duty on the Tenant’s part.

7.	Performance of Adaptation Works on the Premises

7.1.	The Tenant shall perform, at its own expense, the works specified in Exhibit D-1 attached to this Agreement (hereinafter: the “Tenant’s Works”). None of the Tenant’s Works shall be carried out before receiving the prior approval of the Landlord and/or an agent on its behalf.

7.2.	The Tenant shall deliver to the Landlord, before performing the Tenant’s Works, confirmation of taking out “works in progress” insurance, as detailed in Exhibit E of this Agreement.

7.3.	Both during the Tenant’s Works and after their execution, the Tenant shall ensure that the area is clear of all waste, and is left in a state which befits the level of the Premises.

7.4.	All of the systems performed by the Landlord and all of the improvements, the changes and the additions made by the Tenant during the Lease Period, subject to the provisions of Section 12 below, which cannot be removed from the Premises, shall transfer, at the termination of the Lease Period or upon the rescission of this Agreement, including by virtue of a change in the Tenant, to the domain and the ownership of the Landlord, subject to returning the Premises to the same state in which they were originally delivered to the Tenant.

7.5	The Landlord will perform, at its own liability, the works specified in Exhibit D-2 attached to this Agreement (hereinafter: the “Landlord’s Works”). The Tenant shall pay the Landlord in respect of the Landlord’s Works the New Shekel equivalent of the sum of seventy thousand US dollars ($70,000). This sum shall be paid in three equal installments each amounting to the New Shekel equivalent of the sum of $23,333 (twenty-three thousand three hundred thirty-three US dollars) at the time of paying the rental amounts for the Initial Lease Period, as specified in Section 6.1.2 above, and shall be added to these payments.

7.6	The Tenant’s Works and the Landlord’s Works shall commence and shall be executed in accordance with the timeframe specified in Exhibits D-1 and D-2, respectively. The Landlord shall indemnify the Tenant immediately on its first request in respect of any direct damage caused to the Tenant as a result of the Landlord’s failure to comply with the timeframe for performing the Landlord’s Works as specified in Exhibit D-2, together with a period of up to seven calendar days, save where the said failure is caused as a result of an act and/or omission of the Tenant and/or any changes in the plans submitted to the Landlord by the Tenant.

8.	Completion and Delivery

8.1.	The Landlord undertakes that by no later than the Completion Date it will deliver the Premises to the Tenant’s custody. The Tenant undertakes to receive the Premises to its custody on the Completion Date pursuant to the provisions of this Agreement.

8.2.	The Tenant shall be entitled to examine the Premises before the Completion Date, after advance coordination with the Landlord, and shall be obligated to examine the Premises at the time of completion. The Landlord shall enable the Tenant to perform these examinations.

9.	No Application of the Tenants’ Protection Law

9.1.	The Tenant declares and agrees that the construction of the Premises was completed after August 20, 1968, such that the provisions of the Tenants’ Protection (Consolidated Version) Law, 5732-1972, or any other law in its stead (hereinafter: the “Tenants’ Protection Law”), shall not apply to the Premises and the rental therein. The Tenant similarly affirms that, other than the rental amounts specified in Section 6 and the additional payments detailed in Exhibit C of the Agreement, it has not paid and is not paying the Landlord any amount whatsoever in respect of the rental and the use of the Premises, whether by way of key money, or in any other manner, and that it shall not be entitled to key money and to any payment whatsoever in respect of its vacation of the Premises.

9.2.	The Tenant affirms that in the event that any investments are made by it in respect of the Premises, including to the equipment and appurtenances therein, these shall be made solely for its own needs, and it shall be estopped from claiming that these investments constitute key money or other similar payment or consideration which might otherwise entitle it to any rights in the Premises, including a right to a protected tenancy. The Tenant shall be similarly estopped from demanding of the Landlord any reimbursement and/or contribution, in whole or in part, with regard to the aforesaid investments, and Section 12 of this Agreement shall apply in their respect.

10.	Management of the Premises

The management and maintenance of the building on the Premises and the Public Areas shall be performed by the Landlord and/or agents on its behalf (including the management corporation) and at its liability, subject to the payment of the rental amounts by the Tenant and subject to the payments stipulated in Exhibit C.

11.	Use of the Premises

11.1.	The Tenant is responsible for obtaining from the authorities all of the licenses and/or permits and/or authorizations required by law for managing a business on the Premises, within the framework of the object of the tenancy (hereinafter: the “Licenses”) and it undertakes to manage them solely in accordance with the aforesaid Licenses and the requirements of the law and of any competent authority.

The Tenant undertakes that it has examined and is aware of the fact that the aforesaid Licenses are in fact obtainable and that the Landlord shall bear no liability in the event that the Tenant does not succeed in obtaining them.

It is agreed that the failure to obtain any of the said Licenses shall not release the Tenant from any of its undertakings according to this Agreement.

11.2.	The Tenant shall not hold any materials, tools, equipment, products, stock or any other chattels whatsoever (hereinafter collectively referred to as the “Chattels”) outside of the Premises, without the Landlord’s consent. In the event that any Chattels belonging to the Tenant are found outside of the Premises without having obtained the Landlord’s consent in this regard, the Landlord shall give the Tenant a warning to remove the Chattels and stating that, if they are not removed within forty-eight (48) hours, the Landlord shall be entitled to remove them from their location at the Tenant’s expense and the Landlord shall bear no liability for their state.

11.3.	The Tenant shall comply with all legislation, regulations and bye-laws which apply to the Premises, to the use therein, and to the business, the work and the activities performed therein.

11.4.	No use shall be made of the Premises or any part thereof in a manner which causes noises, smells, tremors, pollution, smoke, dust and other nuisances which deviate from what is legally permitted.

11.5.	The Tenant shall not discharge into the sewage system waste whose quality or quantity is liable to injure the said system, or to injure its proper functioning.

In this regard, “sewage system” shall mean: central sewage or septic tanks, as well as a channeling and drainage system and water purification devices, depending on what actually exists.

The Tenant shall ensure that no solid materials liable to harm or to block pipes or channels and to cause damage to the sewage piping, the control mechanism, the measuring or the purification devices, are found in the sewage effluent.

11.6.	The Tenant undertakes not to hang, not to erect and not to affix any signposts, marks or promotional materials on any part of the building in which the Premises are situated, without the Landlord’s advance approval.

11.7.	The Tenant shall use the Premises and the surrounding area in a manner which causes no disturbance to other residents on the Telrad Campus.

12.	Prohibition Against Changes

12.1.	The Tenant undertakes not to make and not to perform any changes, modifications, improvements, additions, or any other building works of any description, to the Premises (all of which shall hereinafter be called, collectively, the “Works”) without receiving the advance written approval of the Landlord.

Especially emphasized in this regard is the prohibition on erecting shutters or air conditioning in the Premises without the Landlord’s advance written approval, and in the manner and form determined by the Landlord. If Works are performed without obtaining the Landlord’s consent, then without derogating from its entitlement to regard such Works as a breach of this contact, the Landlord shall be entitled:

12.1.1.	To require the Tenant to demolish and/or to dismantle and/or to remove the Works from the Premises, and in such case the Tenant will be obligated to perform all of the repairs to the Premises attendant thereon, in order to bring the Premises to the state in which they existed before the Works were executed, and to complete the same within 14 days of the Landlord’s request. In the event that the Tenant fails to take such action, the Landlord shall be entitled to do so, at the Tenant’s expense, or –

12.1.2.	To leave the Works in the Landlord’s possession and the Tenant agrees that the Works shall be the exclusive property of the Landlord and the Tenant shall not be entitled to anything in respect of the Works.

12.2.	If Works are performed with the Landlord’s consent, then at the time of vacating the Premises the Tenant shall have the choice of either:

12.2.1.	Demolishing and/or removing the Works from the Premises, and in such case the Tenant will be obligated to make all of the necessary repairs to the Premises required as a result in order to restore that part of the Premises, in which the Works were performed, to its former state before the Works were executed, and to conclude all this by no later than the end of the Lease Period according to this Agreement. If the Tenant fails to act in this manner, the Landlord shall be entitled to do so at the Tenant’s expense;

or

12.2.2.	With the Landlord’s advance written consent, to leave the Works on the Premises, and in such case they will become the Landlord’s possession and the Tenant shall not be entitled to anything in respect of the Works.

12.3.	It is hereby agreed that changes made to the Premises, with the Landlord’s consent, which are not fixed in a permanent manner to the Premises and which are capable of being undone, such as moveable walls, chandeliers, lights, air conditioning units, lifting equipment etc., are the sole possession of the Tenant and shall be dismantled by the Tenant, if it so wishes, by the end of the tenancy, and the Tenant shall restore the Premises to the same usable state in which it received the Premises before the completion.

13.	Preservation of the Premises

13.1.	The Tenant undertakes to use the Premises in a cautious and reasonable manner, to preserve their cleanliness and the cleanliness of the surrounding area, and to avoid any harm or damage to the Premises, including any of the appliances which benefit the Premises per se or together with premises leased to others, save for regular and fair wear and tear and save for defects which are the Landlord’s responsibility and/or defects in the infrastructures or in the structure of the Premises, the duty to repair which rests on the Landlord, who shall perform these repairs within 14 days of the date of which it is made aware of them by the Tenant.

13.2.	The Tenant shall be obligated to cure within a reasonable time any damage and/or disrepair caused to the Premises and to the appliances as stated in Section 13.1 above, and to install within a reasonable time a replica of any appliance installed in the Premises, which has been destroyed or ruined, save for faults and/or defects and/or damage which are caused as a result of regular and fair wear and tear of the Premises and of the appliances thereon.

13.3.	If the Tenant and/or Landlord fail to carry out any repair which either party is obligated to perform, or fail to replace any unit which it is obligated to replace, the other party shall be entitled, but not obligated, to do so, at the expense of the party on whom the repairing responsibility rests.

14.	Warranty and Indemnification

14.1.	The parties’ warranty in respect of damage caused as a result of and/or in connection with the tenancy, in accordance with this Agreement, shall be as prescribed by law.

14.2.	Without derogating from the generality of the foregoing:

14.2.1.	The Tenant shall not be liable for any damage and/or disrepair to the Premises which emanates from fair wear and tear and/or the reasonable use of the Premises.

14.2.2.	The parties release each other, in a reciprocal manner, from liability for any consequential loss and/or consequential damage in general, and for any loss of profits, injury to goodwill and loss of business opportunities in particular.

14.3	The parties shall indemnify one another in respect of any amount which they shall be obligated to pay according to a final and absolute judgment, including reasonable court expenses incurred, as a result of any action that may be filed in connection with damage for which they are responsible according to Section 14 herein, provided they undertake to notify the other party at the earliest opportunity of the receipt of such an action, in order to enable it to defend itself and to collaborate with the other party.

15.	Insurance

The parties’ undertakings on the subject of insurance are contained in Exhibit E of this Agreement and in the insurance certificates attached herewith as Exhibit E of this Agreement.

16.	Landlord’s Access to the Premises

16.1.	The Landlord and/or its proxies and/or any of its agents retain the right to build on the Premises or thereabouts additional floors and/or to perform other building works on the Telrad Campus and/or to transfer by way of (or on the surface of) the Premises any pipes, gutters and other conduits in respect of water, sewage, channeling, gas, electricity or telephone services, or for any other similar purpose, provided that the use of the aforesaid powers shall be made in the manner which causes, insofar as is reasonably possible, the least inconvenience and disruption.

The Landlord shall carry out, or shall ensure that its proxies or agents carry out, in those parts of the Premises which are damaged as a result of the aforesaid Works, all repairs which are reasonably required in order to restore the Premises to their previous state, to the extent this is possible.

16.2.	The Landlord or its attorneys retain the right, after prior coordination with the Tenant:

16.2.1.	To enter the Premises at any reasonable time in order to check whether the terms of this Agreement are being fulfilled.

16.2.2.	To enter the Premises at any reasonable time in order to carry out repairs in the area of the Premises which are required for the Premises or parts thereof.

16.2.3.	In the final three months of the tenancy, to enter into the Premises during normal working hours, accompanied by visitors.

16.3.	The Tenant undertakes not to prevent access to the Landlord of the kind specified in Section 16.2.2 above and to enable it to perform the Works stated in that clause.

16.4.	In addition to the foregoing, the Landlord, the management corporation and/or any of their agents are entitled to enter the Premises at any time when this is required in order to avoid immediate damage.

17.	Prohibition Against Assignment of Rights

17.1.	The Tenant shall not be entitled to transfer and/or to assign its rights in accordance with this Agreement, whether in whole or in part, unless it has received the Landlord’s advance written consent to do so. If the Landlord stipulates conditions for granting the aforesaid consent the Tenant shall not be entitled to transfer and/or to assign its rights before all these preconditions have been fulfilled.

The Landlord shall have total and absolute discretion to refuse to grant the aforesaid consent, and without derogating from the foregoing, the Landlord’s refusal on the grounds of the non-compatibility of the transferee/assignee to the range of businesses on the Telrad Campus and/or matters connected to the good name and/or reliability and/or economic ability of the transferee/assignee and/or its business, and/or the object of its business, will not be regarded as an unjustified and/or unreasonable refusal.

17.2.	Without derogating from the generality of the foregoing, it is hereby agreed that the Tenant shall be entitled to lease any part of the Premises by way of sub-rental, subject to the Landlord’s advance written consent regarding the identity of the sub-tenant. The Landlord shall not object to the aforesaid sub-rental, save on reasonable grounds. It is hereby clarified and agreed that the Tenant shall remain liable vis-à-vis the Landlord for the fulfillment of its obligations under this Agreement, also in respect of the area that is leased out on sub-rental in the aforesaid manner. The sub-tenant shall give advance confirmation to the Landlord, in writing, that the sub-rental will lapse immediately upon the termination and/or annulment of this tenancy agreement.

17.3.	The provisions of this clause constitute a fundamental term of the Agreement and their infringement, in whole or in part, shall constitute a fundamental breach of the Agreement.

18.	Vacating the Premises

18.1.	18.1.1.	The Tenant undertakes that by no later than the end of the Initial Lease Period and/or the end of the Additional Lease Period and/or if the Agreement is annulled by any one of the parties due to its breach by the other party, it will vacate the Premises and return them to the Landlord. The Tenant undertakes that at the time of vacating the Premises and returning same to the Landlord the Premises will be vacant and clear of any person or object, in the same good, orderly and whole condition as it received them, subject to normal wear and tear caused during the rental of the Premises. For the avoidance of doubts, it is hereby agreed that the Premises will be returned to the Landlord in the same condition as it received them from the Landlord, with the exception of fair wear and tear.

18.1.2.	The Tenant will deliver to the Landlord, within 30 days of the date of vacating the Premises, confirmations from any municipal and/or governmental authority of the fact that it has discharged all of its obligations towards them according to this Agreement.

If the Tenant does not furnish all of the said certificates in a timely manner, the Landlord may avail itself of all of the rights afforded to it by law and according to this Agreement.

18.2.	In respect of any day of delay in vacating the Premises beyond five days of delay, then, without derogating from the Landlord’s right to exercise its rights in any manner that it sees fit, and without derogating from any other right to which the Landlord is entitled by law and/or under the Agreement in the above circumstances, the Tenant shall pay the Landlord due use fees amounting to $1,000, together with VAT, for each day, as liquidated damages. The said use fees shall be linked to the consumer price index.

The Tenant will be similarly responsible for payment of the management fees, together with VAT, the municipal taxes and other payments according to this Agreement in respect of the period of delay in vacating the Premises, and it is hereby agreed that with regard to the payment of the aforesaid management fees a delay of part only of a month in vacating the Premises shall be regarded as a delay of a whole month.

The time for payment of the liquidated damages in respect of every day of delay in vacating the Premises shall be at the commencement of each such day of delay.

It is expressly agreed and warranted between the parties that the sum of liquidated damages has been set after a considered and level-headed assessment, taking into account the reasonable proportion of damages which are foreseeable at the time of entering into this Agreement, which would be caused to the Landlord as a result of the non-vacation of the Premises by the Tenant at the aforesaid time, and the Tenant shall not be allowed to make any claim to the effect that the said amount was set by way of a fine, and the Tenant shall be estopped from making such a claim.

18.3.	The parties expressly agree and warrant that none of the provisions of Section 18.2 above shall have the effect of releasing the Tenant from its obligations according to Section 18.1 above, and/or of granting the Tenant any right whatsoever, including, but without derogating from the generality of the foregoing, any protected tenancy right under the Tenants’ protection Law, and/or of constituting an agreement by the Landlord to an extension of the Lease Period in the Premises by the Tenant and/or of constituting any kind of waiver on the part of the Landlord to the Tenant and/or of derogating from or diminishing any of its entitlements and/or of injuring the Landlord’s right to receive any other relief and remedy according to this Agreement and by law, including the Tenant’s dispossession from the Premises.

18.4.	Without derogating from any other entitlement to which the Landlord may be entitled according to any law, in the event that at the time of vacating the Premises and returning them to the Landlord, the Premises will not be in the condition as described in Section 18.1 above, the Landlord shall have the option of receiving from the Tenant, immediately on its first demand, all of the reasonable expenses paid out by the Landlord in order to restore the Premises to the state in which the Tenant was under an obligation to return them to the Landlord, together with all of the reasonable expenses entailed therein, or to determine that the Tenant has not vacated the Premises as required under the terms of the Agreement, in which case the provisions of the Agreement governing the non-vacation of the Premises by the Tenant in a timely manner will apply.

18.5.	In addition to any right to which the Landlord shall be entitled according to any law and this Agreement, in the event that the Tenant does not vacate the Premises in a timely manner, the Landlord or anyone appointed by it shall be competent and entitled, and the Tenant hereby gives its consent and authorization, to terminate immediately the supply of water, electricity, air conditioning and other services to the Premises and/or to the Tenant, in Landlord’s absolute discretion, and the Tenant hereby waives any claim and/or action and/or demand in this regard.

18.6.	If the Tenant fails to vacate the Premises on time, or fails to comply with any of the terms in respect of vacating the Premises, the Tenant shall be regarded as an intruding trespasser and an encroacher on the Landlord’s territory, to all intents and purposes.

18.7.	The provisions of this clause constitute a fundamental term of this Agreement.

19.	Guarantees and Collaterals

19.1.	As security for the fulfillment of the Tenant’s obligations under this Agreement, the Tenant undertakes to furnish, at the time of signing this Agreement, an autonomous bank guarantee to the NIS equivalent of $93,000 which shall remain in force for the duration of this Agreement and 60 days after the termination of its validity, according to the wording attached herewith in Exhibit F of the Agreement.

19.2.	The Landlord shall be entitled to present the guarantee for payment in the event that the Tenant does not perform any or all of its obligations pursuant to this Agreement, to the Landlord’s satisfaction, and according to the prescribed time schedule, provided that the Landlord has given the Tenant 14 days advance written notification and the breach is not cured within that time.

19.3.	Nothing in the foregoing shall release the Tenant from the full and precise fulfillment of its obligations according to this Agreement or impose any obligation whatsoever on the Landlord.

19.4.	Delivery of the aforesaid guarantee is a precondition of this Agreement’s entry into force.

20.	Interest

Any delay in any payment by the Tenant shall bear interest at the maximal rate permitted according to the law at that time, and if there is no legal restriction on the rate of interest, interest for delay at the maximal rate charged by Bank Leumi Le-Israel Ltd. for unauthorized overdrafts at that time in respect of the period of delay, none of which shall derogate from the right of the Landlord and/or the management corporation to compensation at a higher rate for any other relief.

The written authorization of any branch director of the Bank regarding the rate of interest as aforesaid shall constitute proof as to the rate of such interest.

21.	Infringement and Remedies

21.1.	Any party which breaches or fails to perform any of its obligations under this Agreement shall be obligated to compensate the performing party for all of the damage and losses sustained by it as a result, without derogating from the right of the party not in breach to any alternative and/or additional relief and remedy, including specific performance and an eviction order.

21.2.	The Landlord shall be entitled to annul this Agreement, notwithstanding any provision of the Agreement in relation to the Lease Period, and to require the Tenant to immediately vacate the Premises after giving ten (10) days advance notification (hereinafter: the “Annulment Notice”) and to restore the possession therein to the Landlord in each of the following cases:

21.2.1	The Tenant commits a fundamental breach of this Agreement or any of its fundamental terms and does not cure this breach within 14 days of the date of receiving the notice from the Landlord.

21.2.2.	The Tenant breaches this Agreement in a non-fundamental manner and does not cure the breach within 30 days of the date it is required to do so.

21.2.3.	A motion is submitted to the competent court for the Tenant’s liquidation, the appointment of a trustee, liquidator, temporary liquidator, pre-liquidator, receiver of a substantial portion of the Tenant’s assets, and an order is made according to the motion or the motion was not cancelled or was dismissed within 90 days of the date of its submission to the court and/or if the Tenant has filed a motion for its own liquidation and/or for forming a creditors’ arrangement.

21.3.	If Annulment Notices are given, the terms of this Agreement governing vacation shall apply, together with the following provisions:

The Tenant shall be liable to reimburse the Landlord and the management corporation, immediately upon their first demand in writing, for any expenses, damage and losses sustained by them on account of the breach of the Agreement by the Tenant. Notwithstanding the foregoing, an Annulment Notice which is sent by the Landlord pursuant to sub-section [19.2.3][sic. 21.2.3] above shall not be considered as a breach of Agreement by the Tenant and shall not entitle the Landlord to any right of compensation as aforesaid.

22.	Transfer of Rights by the Landlord

22.1	The Landlord is entitled to lease and/or to sell its rights in the Building and/or the Premises, in whole or in part, for any purpose (including a similar object to the object of the tenancy) which it shall deem fit, without derogating from the Tenant’s rights under this Agreement, and the substitute landlord shall commit in writing to comply with all of the Landlord’s obligations pursuant to the provisions of this Agreement.

22.2	The Tenant affirms that it is aware that the Landlord gives no commitment that in the other units of the Building, or anywhere else in the area, no businesses will be conducted which are identical to or in competition with the business conducted by the Tenant in the Premises.

23.	Miscellaneous

23.1.	No conduct on the part of either of the parties to this Agreement shall be regarded as a waiver of any of its rights under this Agreement or pursuant to any law, or as a waiver or agreement on its part to any breach or non-fulfillment of the terms of this Agreement by the other party, or as granting a postponement or extension to perform any act which the other party is obligated to perform, or as modifying, annulling or adding any condition whatsoever, unless the waiver, the postponement, the modification, the annulment or the addition was made expressly and in writing.

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23.2.	It is affirmed and agreed that the provisions of this rental Agreement override the provisions of the Hire and Loan Law, 5731-1971, insofar as it is possible to override them.

23.3.	The parties agree that the authorized court in the city of Tel-Aviv shall have the sole and exclusive juridical competence on all matters relating to this Agreement and the communications thereunder.

23.4.	This Agreement and the exhibits thereto contain and encapsulate all of the relations, rights and obligations between the Landlord and the Tenant in an exclusive and absolute manner.

23.5.	The parties hereby affirm that they have entered into this Agreement after due investigation and examination, and that no party has relied on any information, save for that which is expressly contained in this Agreement.

23.6.	Nothing in this Agreement shall have the effect of creating any partnership and/or agency relations between the parties and nothing therein has the effect of conferring rights on any third party who is not mentioned in the Agreement, and similarly nothing in the Agreement is capable of derogating from or injuring any obligation or undertaking of any third party.

23.7.	For the avoidance of doubt, it is hereby clarified that any rights to which the Tenant is entitled under this Agreement are granted to the Tenant solely in relation to the Premises, and the Tenant has no and shall have no right in relation to the existing or additional building rights and/or existing or additional building areas which may be approved and constructed by any third party, and/or in relation to the use of any part of the Park, whether existing now or constructed in the future, which is not within the area of the Premises, including roofs, passageways etc. The Tenant gives its advance consent to any act [and/or][sic.] as aforesaid and shall not be entitled to object in any manner to the same.

It is further clarified, for the avoidance of doubt, that the Tenant shall not be entitled at any time to register a cautionary note in respect of its rights under this Agreement.

23.8.	The parties’ addresses are as detailed alongside their names at the beginning of this Agreement and any notice which is dispatched to any of the parties according to the address that appears alongside its name shall be regarded as if was received by it within 72 hours of its dispatch by registered mail.

If the Tenant contains a number of units, the notice shall be considered as if it was delivered to each of the Tenant’s units if sent, as aforesaid, to one of the Tenant’s units according to the above address.

23.9.	It is hereby agreed that in the event that stamp duty is payable in respect of this Agreement, it shall be paid by the parties in equal shares at the rates which apply from time to time.

Exhibit A – Telrad Campus
Exhibit B – The Leased Premises
Exhibit C – Calculation of Electricity Consumption
Exhibit D-1 – Tenant’s Works
Exhibit D-2 – Landlord’s Works
Exhibit E – Insurance
Exhibit F – Guarantees and Collaterals
Exhibit G – Security and Safety

23.10	Each party shall bear its own costs associated with the negotiations prior to entering into this Agreement, including attorney’s fees.

Wherefore the parties have heretofore set their hands
on the aforementioned date:

Telrad Networks Ltd.		NUR Macroprinters Ltd.

Signature:	/s/ Ran Laor	Signature:	/s/ Eli Blatt
	——————————————		——————————————
Name:	Ran Laor	Name:	Eli Blatt
Title:	Vice President & Chief	Title:	Interim CEO
Financial Officer

Signature:	/s/ Osnat Michaeli
——————————————
Name:	Osnat Michaeli
Title:	Manager of Finance and
Economic Department